Exhibit 12

LEGG MASON, INC. AND SUBSIDIARIES
Computation of Consolidated Ratios of Earnings to Fixed Charges
(Dollars in thousands)

	Three months ended	Years ended March 31,
	June 30, 2017	2017	2016(3)	2015	2014	2013(3)
Earnings (loss) from operations before income tax provision (benefit)	$91,792	$370,878	$(25,218)	$367,993	$419,641	$(510,607)
Fixed Charges:
Interest Expense	29,266	112,993	53,288	56,782	53,492	57,903
Interest on uncertain tax positions included in earnings (loss) from operations before income tax provision (benefit)(1)	—	180	(4,825)	1,492	(581)	5,016
Portion of rental expenses representative of interest factor(2)	9,898	39,590	38,232	38,914	38,197	41,246
Earnings (loss) available for fixed charges	$130,956	$523,641	$61,477	$465,181	$510,749	$(406,442)
Fixed Charges:
Interest Expense	$29,266	$113,173	$48,463	$58,274	$52,911	$62,919
Interest included in interest expense not related to third party indebtedness(1)	—	(180)	4,825	(1,492)	581	(5,016)
Portion of rental expense representative of interest factor(2)	9,898	39,590	38,232	38,914	38,197	41,246
Total Fixed Charges	$39,164	$152,583	$91,520	$95,696	$91,689	$99,149
Consolidated ratio of earnings (loss) to fixed charges	3.3	3.4	0.7	4.9	5.6	(4.1)

(1)	The portion of interest related to uncertain tax positions is excluded from the calculation.

(2)	The portion of rental expense representative of interest factor is calculated as one third of the total of Rent, Market Data Services, Maintenance, DP Service Bureau and Equipment Rental expenses.

(3)	Earnings were inadequate to cover fixed charges for the years ended March 31, 2016 and 2013 by $30,043 and $505,591, respectively.